Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Immergo Labs, Inc.
250 Natural Bridges Dr
Santa Cruz, CA 95060
http://immergolabs.com/

Up to $1,069,983.04 in Common Stock at $2.24
Minimum Target Amount: $9,999.36

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Immergo Labs, Inc.
Address: 250 Natural Bridges Dr, Santa Cruz, CA 95060
State of Incorporation: DE
Date Incorporated: March 04, 2022

Terms:

Equity

Offering Minimum: $9,999.36 | 4,464 shares of Common Stock
Offering Maximum: $1,069,983.04 | 477,671 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.24
Minimum Investment Amount (per investor): $199.36

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the first ten days and receive an additional 5% bonus shares.

Amount-Based:

$200 | Tier 1

Priority access and support to Immergo Beyond Platform for 1 Year after Launch

$500+ | Tier 2

2% bonus shares, Immergo T-Shirt, + all perks from previous tiers

$1,000+ | Tier 3

3% bonus shares, Immergo Hoodie, + all perks from previous tiers

$2,500+ | Tier 4

5% bonus shares, mention on Immergo Website (if desired), Immergo founders club certificate, + all perks from previous tiers

$5,000+ | Tier 5

7% bonus shares, Video call with the founders, + all perks from previous tiers

$10,000+ | Tier 6

10% bonus shares, Access to Immergo Beyond Alpha Platform & VR Meetup with the Founders, + all perks from previous tiers

$20,000+ | Tier 7

15% bonus shares, Tour of the Company & A day in Santa Cruz with the Co-Founders, Go Surfing with our Co-Founder Ash in the famous Steamer's Lane, Try local foods at the famous Santa Cruz Boardwalk, Hike in the redwood forest to the beach, Crawl of popular breweries and hidden local beaches, + all perks from previous tiers

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Immergo Labs will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.24 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $224. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Business

"Immergo Labs, Inc. ("Immergo Labs" or the "Company") is a corporation organized under the laws of the state of Delaware that develops a virtual reality telehealth platform designed for physical therapists and their patients. The Company's business model consists of Software as a Service focused on physical therapists and their patients. Our services will be sold across states as direct-to-consumer businesses online. The Company has received an NSF SBIR Grant ($256k) to identify product market fit and de-risk the required technology, is composed of a uniquely skilled team to develop the required features of this platform, and is positioned to solve a large market need in the growing rehabilitation and telehealth market.

Corporate Structure

Immergo Labs was initially organized as Immergo, LLC, a California limited liability company on 06/01/2020 and converted to a Delaware corporation on 03/04/2022.

Intellectual Property

The Company has applied for a US Nonprovisional Patent, filed on July 19, 2022, titled "System and Method for Utilizing Immersive Virtual Reality in Physical Therapy."

The Company has applied for a US Trademark filed on July 22, 2022. This filing and its details are publicly available at www.uspto.gov.

The company is licencing University of California Technology ID 2022-809 entitled, "Using virtual reality, machine learning, and biomechanical simulation to predict joint angles and torques", which is the subject of a provisional patent application filed on 12/08/2021.

Competitors and Industry

Competitors

The Company has several major competitors in the telehealth market. Some of the top competitors in our industry include: Zoom, DoxyMe, XR Health, Luna Health, and Hinge Health . Zoom is the industry leader and the Company's primary competition in the telehealth industry. DoxyMe also owns significant market share and was the second most listed telehealth platform used by therapists during our interviews after Zoom. XR Health and Hinge Health are direct competitors either offering VR experiences or some of the metrics we obtain. According to Crunchbase Hinge Health has raised $1B and XR Health as raised $35M. Despite the present competitive landscape, the Company stands out in the telehealth industry because to the best of our knowledge we are the only company to enable therapists to incorporate our platform into a their existing workflow (don't need to work for the telehealth company), enable 3D live telehealth session, and provide accurate metrics needed for remote evaluation including range of motion, joint torques, and postural balance assessment.

Industry

The U.S. Healthcare Delivery Market is a $1 trillion dollar market [1], with the telehealth delivery segment valued at $28 billion USD and an estimated CAGR of 14.5% from 2021 (growing to $120 billion by 2030) [2].

Outpatient physical therapy has a potential addressable market of $34.5 billion USD [3], with over 300,000 PTs in the United States [2].

Citations:

[1] U.S. Integrated Delivery Network Market Size, Share & Trends Analysis Report By Integration Model (Horizontal, Vertical), Services Type (Acute Care/Hospitals, Long Term Health), And Segment Forecasts, 2020 - 2027

[2] "Telehealth and Telemedicine Market," MarketsandMarkets, February 2022

[3] U.S. Physical Therapy Clinics Report 2019: Industry Analysis Examines the $34.5 Billion Outpatient Physical and Occupational Centers Market - ResearchAndMarkets.com. (2019, June 28). Retrieved November 24, 2020, from https://www.businesswire.com/news/home/20190628005120/en/U.S.-Physical-Therapy-Clinics-Report-2019-Industry

Current Stage and Roadmap

Current Stage

The Company's services are in prototype stage. The company has finished the MVP and moved into user testing in Quarter 3 of 2022.

Future Roadmap

The Company's efforts for the next few years will be focused on completing user testing, launching our services nationally, and when ready appeal for insurance coverage. We have several new service launches planned over the next 5 years, including: continued care subscriptions and expanding into international markets.

The Team

Officers and Directors

Name: Michael Ora Powell

Michael Ora Powell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, co-founder, and biomechanics lead
  Dates of Service: March 04, 2022 - Present
  Responsibilities: Responsible for managing a company's overall operations and overseeing biomechanics data collection and analysis. Michael is currently not taking a salary.

- **Position:** Director
  Dates of Service: March 04, 2022 - Present
  Responsibilities: General manager of the business and assess the overall direction and strategy of the business.

Other business experience in the past three years:

- **Employer:** University of California Santa Cruz
  Title: Graduate Student Researcher
  Dates of Service: April 01, 2021 - August 30, 2021
  Responsibilities: Conducted research focused on the development of a virtual reality (VR) physical therapy game and on a separate project compared two different immersive VR systems for mentally impaired and healthy users.

Other business experience in the past three years:

- **Employer:** National Science Foundation
  Title: Co-Entrepreneurial Lead, I-CORPS Program, Immergo
  Dates of Service: May 01, 2020 - August 01, 2020
  Responsibilities: Interviewed 130+ people in the physical therapy industry during the seven-week program to understand needs of telehealth and feasibility of academic research translation for immersive virtual reality physical therapy. Trained in the startup business model lean launchpad method by Steve Blank.

Other business experience in the past three years:

- **Employer:** Insight Data Science
  Title: Data Science Fellow
  Dates of Service: September 01, 2020 - August 01, 2021
  Responsibilities: Worked on a consulting project to help phone app company label phone motion capture data for vehicle activity recognition so they could expand their feature set for users.

Other business experience in the past three years:

- **Employer:** University of California Santa Cruz
  Title: Teaching Assistant
  Dates of Service: September 01, 2016 - August 01, 2021
  Responsibilities: Instructed labs for Computer Systems and Assembly Language (300+ students per quarter) and Intro to Python (200+ students per quarter).

Name: Aviv Elor

Aviv Elor's current primary role is with Meta. Aviv Elor currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Science Officer, co-founder, and UX Lead
  Dates of Service: March 04, 2022 - Present
  Responsibilities: Head of scientific research operations and leads virtual reality development. Aviv is currently not taking a salary.

- **Position:** Director
  Dates of Service: September 06, 2022 - Present
  Responsibilities: General manager of the business and assess the overall direction and strategy of the business.

Other business experience in the past three years:

- **Employer:** Meta
  Title: VR Hardware User Experience Researcher
  Dates of Service: September 06, 2022 - Present
  Responsibilities: Conducting user experience research for virtual reality hardware.

Other business experience in the past three years:

- **Employer:** University of California Santa Cruz
  Title: Lecturer of Electrical and Computer Engineering
  Dates of Service: March 01, 2022 - June 01, 2022
  Responsibilities: Taught Introduction to Mechatronics to a class of 45 students.

Other business experience in the past three years:

- **Employer:** Meta
  Title: Intern - VR Hardware User Experience Researcher
  Dates of Service: June 01, 2021 - September 01, 2021
  Responsibilities: Mixed methods researcher in the Facebook Reality Labs (FRL) VR Hardware UXR & Hardware Pathfinding Teams. Applied human-centered research towards mapping use-cases and input needs with Oculus VR products between multiple cross-functional teams (XFNs).

Other business experience in the past three years:

- **Employer:** University of California Santa Cruz
  Title: Graduate Student Researcher
  Dates of Service: September 01, 2019 - September 01, 2021

Responsibilities: Research involving human-computer interaction, immersive media, robotics, affective computing, user experience, and emerging technologies. My primary research explores virtual reality by combining immersive environments, wearable robotics, and biofeedback.

Other business experience in the past three years:

- **Employer:** National Science Foundation
  Title: Entrepreneurial Lead, I-CORPS Program, Immergo
  Dates of Service: May 01, 2020 - August 01, 2020
  Responsibilities: Interviewed 130+ workers in the physical therapy industry.

Other business experience in the past three years:

- **Employer:** National Institutes of Health
  Title: Advanced Mixed Reality Researcher
  Dates of Service: June 01, 2019 - September 01, 2019
  Responsibilities: Developed an immersive mixed reality platform for interactive biomedical data analysis with Magic Leap One and WebGL that enabled runtime annotation and dynamic visualization of complex data.

Name: Ash Robbins

Ash Robbins's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer, co-founder, and machine learning lead.
  Dates of Service: March 04, 2022 - Present
  Responsibilities: Responsible for machine learning development, algorithm implementation, and data security. Ash is currently not taking a salary.

- **Position:** Director
  Dates of Service: March 04, 2022 - Present
  Responsibilities: General manager of the business and assess the overall direction and strategy of the business.

Other business experience in the past three years:

- **Employer:** University of California Santa Cruz
  Title: Graduate Student Researcher - Data Analyst
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Continuing research on cortical organoid firing via calcium imaging analysis and conducting electrophysiology experiments.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational remote care platform or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our remote care platform. Delays or cost overruns in the development of our remote care platform and failure of the product to meet our performance

estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to

achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Immergo Labs, Inc. was formed on 06/01/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Immergo Labs, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that remote care platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns two trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of

the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change as the rules and regulations around healthcare (including telehealth and insurance policy) are ever evolving to new treatments and technological developments. If changes do occur then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Immergo Labs, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Immergo Labs, Inc. could harm our reputation and materially negatively impact our financial condition and business.

The CEO of the Company does not receive a salary for his role with the Company
Michael Ora Powell, the Immergo Labs, Inc. CEO, does not currently receive a salary for his work at the Company. Although Mr. Powell owns a significant equity stake in the Company, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Mr. Powell plans to receive a $90,000 salary if the company raises over $200,000 and his next salary increase will be tied to company revenue.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michael Ora Powell	2,565,217	Common Stock	29.5%
Aviv Elor	2,565,217	Common Stock	29.5%
Ash Robbins	2,565,217	Common Stock	29.5%

The Company's Securities

The Company has authorized Common Stock, and SAFEs. As part of the Regulation Crowdfunding raise, the Company will be offering up to 477,671 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,695,651 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 130,434 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 869,566 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFEs

The security will convert into Safe preferred stock (see definition below) and the terms of the SAFEs are outlined below:

Amount outstanding: $42,000.00
Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: None
Conversion Trigger: Triggers include equity financing, liquidity events, and dissolution events. See material terms below for additional information.

Material Rights

Conversion/Pay-out Information

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price.

If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Definitions

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

“Dissolution Event” means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company’s creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

“Equity Financing” means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

“Initial Public Offering” means the closing of the Company’s first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"Liquidity Event” means a Change of Control, a Direct Listing or an Initial Public Offering.

“Safe Preferred Stock” means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Discount Price; and (ii) the basis for any dividend rights, which will be based on the Discount Price.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other

words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $769.57
Number of Securities Sold: 7,695,651
Use of proceeds: Platform development
Date: March 31, 2022
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
Final amount sold: $22,000.00
Use of proceeds: IP strategy, marketing, development, and salaries.
Date: July 23, 2022
Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE

Final amount sold: $20,000.00
Use of proceeds: IP strategy, marketing, platform development, and salaries.
Date: July 23, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Without revenue generation we can operate for 2 years. We can run extremely lean until we raise money, then we would want to hire to speed up development.

Foreseeable major expenses based on projections:

The major expenses will include user testing for validation, marketing for user adoption, and developing a support team to help physical therapists and patients with the platform if they run into any issues.

Future operational challenges:

The land scape of virtual reality is continuously changing. This means hardware and software are constantly evolving. We build our platform on the Unity Game Engine so that our platform can be delpoyed to any off the shelf head set. So long as Unity remains one of the top gaming engines we should be able to handle this operational challenge.

Future challenges related to capital resources:

Healthcare policies are constantly evolving and this mean prices and insurance coverage are changing as well. We need to be ready to adapt but as a SaaS platform we should be able to quickly adapt to any policies that may have an effect on our platform.

Future milestones and events:

The big milestones will be fundraising for plaform development and testing, reaching revenue with our beta launch, appealing to insurance, and launching internationally. Each of these milestones will have significant impact on the company financially.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of end of August, 2022, the Company has capital resources available in the form of cash on hand in the amount of $57,038.99.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are required to support R&D and user testing so Immergo can perform their beta launch. It is not guarenteed but we we are applying to the next phase of NSF SBIR Grant which is a $1M award plus NSF would match up to $500k in outside investment.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 94% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months (including the cash on hand). This is based on a current monthly burn rate of $4,100 for expenses related to salaries at $3,600 ($1,200/employee) and R&D at $500.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on the costs of user studies (~$130k), salaries (~$500k - bringing on new hires), R&D (~$170k), operations (~$100k), and marketing (~$65k).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including non-dilutive Small Business Innovation Research Grants. We are currently doing a small SAFE round with the adivors and founders to raise $42k to help with expenses related to Start Engine, IP strategy, and R&D.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Aviv Elor
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Invested $10k using SAFE with 20% discount, no valuation cap, and no MFN.
  Material Terms: Invested $10k using SAFE with 20% discount, no valuation cap, and no MFN.

- **Name of Entity:** Ash Robbins
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Invested $10k using SAFE with 20% discount, no valuation cap, and no MFN.
  Material Terms: Invested $10k using SAFE with 20% discount, no valuation cap, and no MFN.

Valuation

Pre-Money Valuation: $19,478,258.24

Valuation Details:

This is based on the number of users we hope to have on our platform in year 3. We are aiming for 1,250 physical therapists completing an average of 20 sessions per week on our platform. We believe these are realistic estimates as there are over 250,000 employed physical therapists in the country. Therapists have a range of sessions per day depending on their session duration and work environment (i.e. private practice, large clinic, acute care, ect.). This ranges 5-20 sessions per day or 25-100 sessions per week. We believe our goal of 20 sessions per week from therapists are realistic goals as they look to adopt hybrid care. We plan to do a revenue share model so we collect $15 per session after completion of the session bringing the valuation to $19,500,000.00

This projection is in line with the growth rates of similar digital health companies such as Hinge Health (see 2016 to 2018 of https://www.crunchbase.com/organization/hinge-health/company_financials), XR Health (https://www.crunchbase.com/organization/vrhealth), Omada Health (https://www.crunchbase.com/organization/omada-health/company_financials), teladoc (https://www.crunchbase.com/organization/teladoc), Amwell (https://www.crunchbase.com/organization/american-well).

Our company is similar in being a telehealth platform to help therapists care for their patients remotely. We differ by providing embodied synchronous meetings with real time metrics and our platform can be adopted by any clinic or therapists (they don't have to come work for Immergo, many of our competitors have this hiring barrier that prevents clinics from adopting their platform.)

Projection Information

Discussion of projection assumptions

For COGS, we assumed our AWS cloud storage costs would include 20 GB per user month (AWS S3 of $0.023/GB), 20 authentications per user month (AWS Cognito of $0.005/MAU), and 16 hours of server hosting per user month (AWS Gamelift of $1.203/hr). Customer Support and Account Management costs will scale directly with the number of new therapists (<2 years of experience on our platform), we assume 1 support agent per 10 therapists (Helpdesk of $24/agent-month), 1 CRM agent per 50 therapists (Salesforce of $300/agent-month), 1040 transactions per therapist-year (Square virtual transaction management of 2.6% + 10 ¢ per transaction), and 1 G-Suite Accounts per every 50 therapists (Google Workspace of $18/user-month). For Other Incremental Expenses and Hardware, we assume 1 Game Engine Developer License (Unity Enterprise of 20 Seats for $4,000/year), 1 Website License (Wix VIP at $45/month), 1 Project Management User License per 40 therapists (Jira at $14.50/user-month), and 1 Promotional VR Headset per Therapist (Oculus Quest 2 at $299). We also assume a COGS consulting or after sale service of $1,600 per PT based on an extensive Customer Acquisition Cost (CAC) and Lifetime Value (LV) estimate developed during the NSF-ICORPS program. Our CAC:LTV ratio is estimated at 2.31.

For Operating Expenses, we assume $25,000 for patent costs with IP-Society (for Immergo's Interaction Patent) and additional expenses for Trademarks, Copyrights, Terms of Service, Privacy Policy, and an additional $15,000 Data Policy Generation and HIPAA Compliance Strategy Audits. We anticipate Facilities costs equivalent to the UCSC Startup Sandbox ($1,500/mo) through 2025, then doubling as we begin scaling our team. For sales expenses, we will pay independent reps (e.g. influencers, brand ambassadors) a 30% commission on the initial sale and 20% on renewals – the commission rate is based on the experience of our advisors selling through indirect sales representatives. Marketing includes the cost of a Marketing Lead/Manager and an online and direct mail advertising campaign to support the efforts of the independent rep network. Administrative costs include technical support for the growing number of customers, plus an office administrator, accounting, and human resources

Projected Revenue

Year 1: $701,200

Year 2: $2,945,000

Year 3: $21,967,500

Projected Cost of Goods sold

Year 1: $154,735

Year 2: $773,675

Year 3: $3,868,376

Projected Gross Margin

Year 1: $546,465

Year 2: $2,168,825

Year 3: $18,068,624

Projected Total Operating Expenses

Year 1: $651,145

Year 2: $1,316,295

Year 3: $1,331,090

Please see the Risk Factors for additional information related to the use of future projections.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK

ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

This pre-money valuation was calculated internally by the company without the use of any formal independent third-party valuation.

The pre-money valuation has been calculated on a fully diluted basis. The Company currently only has Common Stock suthorized. In making this calculation, we have assumed:

(i) all outstanding options with a right to acquire shares are exercised; and

(ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $42,000 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.36 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,069,983.04, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Company Employment*
  50.0%
  These funds will be used for Immergo's first key hires. These employees will help expedite platform iteration, user testing, and drive to market.
- *Research & Development*
  28.5%
  These funds will help fund our user testing including the Houston VA. Immergo's platform needs to be tested by users before launching the beta version of the

platform. This will also help with IP strategy development as create new tools for the platform.

- *Operations*
  10.0%
  These funds will help with daily operations. This includes office and lab space, software subscriptions, and equipment.

- *Marketing*
  4.5%
  These funds will be used to build brand awareness in the physical therapy community. This helps with Immergo's design process and so we have a customer base anticipating the release of our platform.

- *StartEngine Service Fees*
  1.5%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://immergolabs.com/ (http://immergolabs.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not

exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/immergolabs

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Immergo Labs, Inc.

[See attached]

IMMERGO LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Immergo LLC
Santa Cruz, California

We have reviewed the accompanying financial statements of Immergo LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

September 2, 2022
Los Angeles, California

IMMERGO LLC

BALANCE SHEET

(UNAUDITED)

As of December 31,	**2021**	**2020**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 14,718	$ -
Total current assets	**14,718**	**-**
Total assets	**$ 14,718**	**$ -**
LIABILITIES AND MEMBERS' EQUITY		
Total liabilities	**-**	**-**
MEMBERS' EQUITY		
Members' Equity	14,718	-
Total Members' Equity	**14,718**	**-**
Total Liabilities and Members' Equity	**$ 14,718**	**$ -**

See accompanying notes to financial statements.

IMMERGO LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 60,000	$ -
Cost of Goods Sold	-	-
Gross profit	60,000	-
Operating expenses		
General and Administrative	50,697	-
Sales and Marketing	110	-
Total operating expenses	50,807	-
Operating Income/(Loss)	9,193	-
Interest Expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	9,193	-
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ 9,193**	**$ -**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Inception date - June 1, 2020	**$**	**-**
Net income/(loss)		0
Balance—December 31, 2020	**$**	**-**
Capital Contribution		5,525
Net income/(loss)		9,193
Balance—December 31, 2021	**$**	**14,718**

See accompanying notes to financial statements.

IMMERGO LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	9,193	$	-
Changes in operating assets and liabilities:				
Acccounts receivable, net		-		-
Accounts Payable		-		-
Net cash provided/(used) by operating activities		**9,193**		**-**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		5,525		-
Net cash provided/(used) by financing activities		**5,525**		**-**
Change in cash		14,718		-
Cash—beginning of year		-		-
Cash—end of year	**$**	**14,718**	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Immergo LLC was formed on June 1, 2020 in the state of California. The financial statements of Immergo LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Cruz, California.

Immergo is building the world's first virtual reality telehealth platform that connects physical therapists and patients where users embody 3D avatars with AI-supported measurements. If you have gone through physical therapy, you've likely had hands-on experience in the beginning, and as you progressed the therapist became more hands-off and guided you through exercises and stretches. With the accelerated adoption of telehealth due to COVID, therapists have found the efficiency in remote care allows patients to skip the commute, waiting times in the office, and increases access for those who have difficulty getting to a clinic. Remote care can be great, but current video platforms lack tools to accurately evaluate and intuitively guide patients. Immergo aims to provide these tools on an all-in-one virtual reality platform that any therapist can incorporate into their practice for anyone, anywhere, at any time.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from subscriptions to the telehealth platform, who connects patients with independent therapist or clinic. This works as a platform-as-a-service model where Immergo plans to take a $15 session fee per each patient visit while allowing therapists to price their own sessions while never having to worry about paperwork again, and patients can be instantly referred to therapists to receive care anywhere and at any time whether it's out-of-pocket or insurance based.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and December 31, 2020 amounted to $110 and $0, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 2, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	**Ownership percentage**
Aviv Elor	50.0%
Sri Kurniawan	25.0%
Mircea Teodorescu	25.0%
TOTAL	**100.0%**

4. DEBT

As of December 31, 2021, the Company had no debt outstanding.

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Operating Leases

On October 18, 2021, the Company entered into a membership agreement with Startup Sandbox to rent a space located in Santa Cruz, California. The term is from October 18, 2021 ("Start Date") through October 18, 2023 ("End Date"), and the member fee is $1,000 per month and the monthly service fee is $500. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	$ 15,000
2023	-
2024	-
2025	-
Thereafter	-
Total future minimum operating lease payments	**$ 15,000**

Rent expenses were in the amount of $3,677 and $0 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through September 2, 2022, which is the date the financial statements were available to be issued.

On March 4, 2022, the Company filled the Certificate of Conversion in the state of Delaware and converted from a LLC into a Corporation. The converted entity Immergo Labs Inc. is authorized to issue 10,000,000 shares of Common Stock with a $0.0001 par value per share. As of September 2, 2022, 7,695,651 shares of Common Stock. The ownership structure has been significantly changed in comparison to December 31, 2021. The major shareholders now are: Michael Powell (29.5%), Aviv Elor (29.5%), Ash Robbins (29.5%), Sri Kurniawan (0.25%) and Mircea Teodorescu (0.25%) and etc.

During 2022, the Company issued 130,434 restricted stock agreements to four participants from the 2021 Equity Incentive Plan. The Company reserved 1,000,000 shares of its Common Stock pursuant to the Plan.

During 2022, the Company issued six Simple Agreements for Future Equity (SAFEs) in the aggregate amount of $42,000. The discount rate is 80%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Immergo Labs

Redefining Telehealth for Physical Therapy



Website | Santa Cruz, CA | HEALTH TECH

$0.00 raised

0 Investors	$19.5M Valuation
$2.24 Price per Share	$199.36 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Immergo Labs is building a virtual reality platform that allows physical therapists (PT) to transcend the limits of telehealth and provide care to patients remotely. The company is currently pre-revenue and working to refine their prototype, based on rigorous scientific research and in collaboration with in-field practitioners, to develop a truly accessible and equitable tool for the healthcare industry.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Immergo labs is building what we believe to be the world's first virtual reality telehealth platform for physical therapists. Our system connects telehealth practitioners to patients using 3D avatars and AI-generated measurements, so that they can accurately evaluate movement and guide patients through the therapeutic process remotely.

- Immergo is poised to tap into the $50 billion physical and occupational therapy services market in the United States which is projected to grow to over $71 billion by 2028 (source). As adoption of telehealth platforms has accelerated, hands-on therapists are in need of better tools in order to execute a level of care on par with in-person visits.

- Immergo's core team is composed of PhDs with expertise in computer engineering, computational media, biomechanics, and robotics –their platform is actively being co-designed based on the qualitative evidence and feedback of over 200 therapists working in the physical therapy industry worldwide. This led to a quarter million dollar award from the U.S. National Science Foundation to develop this platform for profound societal impact.

OVERVIEW

Tools for Navigating Tomorrow's Telehealth Landscape

Immergo Labs is a people-first company with a mission to support physical therapists and provide them with the best possible tools to do their job. Throughout our work conducting research, surveys, and interviews with practitioners, we've learned that one of the most pressing concerns facing today's PT professionals is adapting to a telehealth model for providing care. Rather than replacing the human connection that is critical to the industry, we're developing technology that helps therapists overcome these challenges and do more of what they love to do, which is help people.

Immergo's Demo video from the American Physical Therapy Association February 2022 Combined Section Meeting:


Immergo Beyond - APTA CSM 2022 Technopaloo...
Watch later
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Watch on YouTube

*The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.

THE PROBLEM & OUR SOLUTION

Telehealth Without Compromising Quality of Care

For anyone recovering from an injury or surgery, looking to overcome pain, or increase functional mobility, physical therapy (PT) is a powerful tool that helps millions of people (source). However, for therapists who have traditionally practiced hands-on in a treatment room, telehealth platforms have proven limiting (source). For physical rehabilitation to be successful, providers need to be able to see their patients move, accurately assess their progress, and intuitively guide them through the recovery process both in person and remotely.

IMMERGO ALLOWS PHYSICAL THERAPISTS TO

Interact With Patients In 3D Worlds


Patient
Therapist

*The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.

As a solution, Immergo has built an all-in-one virtual platform where therapists can practice remotely, yet still access the critical insights needed to provide quality care. The software allows them to monitor patient avatars in real-time or holograms remotely with a simple VR setup while also measuring strength, balance, and range-of-motion metrics in the process. Using the Immergo platform, clinicians will have the ability to implement a hybrid model, and offer remote visits as an extension of their in-person care, as well as run their own virtual clinics independently, to reach clients anywhere with the metaverse.

Immergo Is As Simple As:

Grab any VR headset to enter the clinic

Meet synchronously or asynchronously

Evaluate, guide & auto-doc movement



Sri

*The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.

THE MARKET & OUR TRACTION

At The Intersection of Research and Real Life Application



TAM
$49.2B
U.S. OUTPATIENT PHYSICAL & OCCUPATIONAL THERAPY MARKET
SAM
$16.7B
PRIVATE PRACTICE PT
SOM
$1.1B
7% MARKET SHARE TARGET

(source & source)

Immergo's very first investor was the National Science Foundation, who provided $256K in funding for initial development. This support has allowed our team to translate over six years of extensive research regarding the biomechanics of rehabilitation and develop our own machine learning algorithms. We've also used this time to refine the user experience based on our understanding of issues facing the physical therapy industry.

Platform-As-A-Service



Patient Payment
Continued Care $20/Month
Service Fee $15/Session
Session Cost $50-$150
Continued Care Monitoring $5/ Month
Immergo
Physical Therapists
$100 Annual Subscription



*The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.

Our Supporters

NATIONAL SCIENCE FOUNDATION
Proudly funded through the NSF Phase I SBIR Program

NSF INNOVATIONS CORPS & SBIR
Alumni of the Bay Area Regional I-CORPS and National Program

U.C. SANTA CRUZ
Research partnered with University of California Santa Cruz

CITRIS FOUNDRY
Supported by the UC CITRIS Foundry Startup Incubator

On the heels of these efforts, Immergo has licensed one patent from the University of Santa Cruz, applied for a separate non-provisional patent and secured important partnerships in the process. We are currently partnering with the Department of Veterans Affairs, to bring this type of remote care to VA patients, and have been connected with the American Physical Therapy Association- the largest PT organization in the United States for two years. At a recent APTA conference, initial demos of the technology were met with positive response, and as a result, the waiting list for access to our platform continues to grow.


Here's What Physical Therapists Are Saying About Immergo...

*The above testimonials may not be representative of the opinions of other medical experts or experiences of other customers and is not a guarantee of future performance or success

WHY INVEST

Let's Bring Meaningful Solutions to the Metaverse

Although Immergo is rapidly gaining traction between proof of concept, emerging partnerships and planned product testing, true success to us is about actually getting our technology into the hands of therapists and patients. With the support of investors who believe in equitable, accessible care, we believe that we can begin this process in earnest, and start shaping the future of telehealth for the better. Help us pave our pathway to launch by investing with Immergo Labs, today!

WE BELIEVE THAT IMMERGO IS

The World's First Embodied Health Delivery Platform



*The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.

May 2020

Regional NSF I-Corps Berkeley Node

Immergo team interviews 30 physical therapy professionals to explore research translation of immersive virtual reality exercise games.

June 2020

National NSF I-Corps Los Angeles Node

Immergo team interviews 130 physical therapy professionals and iteratively develops business model for virtual reality telehealth platform.

Feb 2021

Immergo invited to present at American Physical Therapy Association

Immergo presents in the Technolopalooza portion of the Combined Sections Meeting.

September 2021

Immergo awarded $256k NSF SBIR Phase I Grant

Immergo receives Phase I of the National Science Foundation Small Business Innovation Research Grant.

Jan 2022

Proof of concept developed by Immergo team

Immergo team de-risks the technology to develop the remote care platform.

Feb 2022

Immergo demos alpha platform at American Physical Therapy Association

Immergo demos in the Technolopalooza portion of the Combined Sections Meeting.

August 2022

Immergo achieves MVP and performs alpha testing

Immergo performs user testing with physical therapists.

September 2022

Launch on Start Engine

Everyone now has the opportunity to invest in the future of physical therapy!

September 2022

Immergo Applies to $1M NSF SBIR Phase II Grant

This grant is $1M in non-dilutive funding and will match up to $500k in outside investment.

January 2023

Beta launch Immergo platfrom

Immergo plans to launch its beta platform for early adopters in spring 2023

January 2024

Launch Nationally

Immergo plans to launch version 1.0 on the national level.

January 2025

Apply for FDA approval and launch continued care subscription

Continued care subscription to help with patient adherence for a complete recovery.

January 2026

Launch Internationally

From customer discovery interviews the team knows physical therapists in other countries are looking an improved telehealth platform like Immergo.

In the Press

SHOW MORE

Meet Our Team



Michael Ora Powell

CEO, co-founder, biomechanics lead, & director

Michael is the Cheif Executive Officer of Immergo Labs where he leads the business and biomechanics aspects of the company. Dr Powell has recevied Bachelors' degrees in physics and kinesiology, a Master's degree in exercise science with a focus in biomechancis, and a PhD in computer engineering where his research focused on developing machine learning algorithms to estimate joint mechanincs during virtual reality rehabiltiation. Michael grew up playing sports sparking his interest in physical performance and recovery which steered his reserach for the last several years. Now he hopes to take his experience and develop tools to help others in their recovery process.



Aviv Elor

Chief Research and Experience Officer, co-founder, UX Lead, & director

Aviv Elor is the chief research and experience officer at Immergo Labs, where he leads virtual reality development, user experience research, and product validation. He is an award-winning researcher with expertise in the design and validation of virtual environments for physical rehabilitation. Dr. Elor has previously worked in designing immersive experiences from healthcare to entertainment between mixed academic-industry channels with organizations such as the National Institutes of Health, Meta (Facebook/Oculus) Reality Labs, Google Daydream, Warner Bros Entertainment, and Walt Disney Imagineering. After rupturing his own elbow in a national judo match and undergoing reconstructive surgery, he became a passionate developer for assistive technologies towards more accessible, affordable, and accurate physical therapy tools.



Ash Robbins

Chief Technology Officer, co-founder, machine learning lead & director

Ash Robbins leads artificial intelligence design, manages cloud architecture integration, and ensures development meets technical validation. He has extensive development experience in machine learning and cloud computing from bio-inspired robotics to rehabilitation movement and modeling. He previously has worked on robots with adjustable dynamic properties and developing neural data from complex cloud architectures. His focus is on generalization in algorithmic design, using data driven approaches to quantify uncertainty. Robbins is currently a PhD Candidate at UCSC and upon graduation in 2023 will pursue commercialization of Immergo's core technology full time. Robbins works closely with Elor to lead technical operations.



Sean Wells

Physical Therapy Advisor

Sean Wells, DPT, OCS, ATC, CSCS, NSCA-CPT, CNPT, CERTDN is an expert concierge PT and a member of the APTA, NATA, and NSCA. Dr. Wells owns 4 concierge PT practices, has over 10 years of private PT business experience and has led research trials in applying emerging technology to concierge patients and garnering data with products including Nike Strobe glasses, Alter G, and vibration platforms. Through his concierge PT expertise and the hands-on application of the tech for research, Dr. Wells informs the discovery of new needs, tools, or settings.



Greg Gewickey

Strategic Business Advisor

Greg Gewickey as a Technology Executive and Strategy Advisor at Gewickey Consulting, he engages with clients to develop robust corporate strategies. Greg has more than 35 years of industry experience in strategic planning, technology innovation, product management, and startup acceleration from organizations such as Amazon Web Services, IBM, Philips Electronics, InterActual, Walt Disney, and Warner Bros.



Sri Kurniawan

User Experience and Accessibility Advisor

Sri Kurniawan is the Chair and Professor of Computational Media at UC Santa Cruz, where she leads research and development of assistive technology to help people with special needs maintain a high quality of life. Kurniawan has more than 20 years of experience in human-centered design, research collaborations with companies such as Microsoft, IBM Accessibility Lab, and others. Additionally, Kurniawan specializes in VR rehabilitation and has been involved with five NSF Basic Research Grant Projects over the past decade in designing and evaluating assistive technologies.



Mircea Teodorescu

Engineering Advisor

Mircea Teodorescu is a Professor in the Department of Electrical and Computer Engineering at University of California, Santa Cruz. He is a systems engineer and biomechanical specialist with research focus on the development of emerging technologies to improve quality of life from bioengineering, bioelectronics, and robotics.

Offering Summary

Company	Immergo Labs, Inc.
Corporate Address	250 Natural Bridges Dr, Santa Cruz, CA 95060
Offering Minimum	$9,999.36
Offering Maximum	$1,069,983.04
Minimum Investment Amount (per investor)	$199.36

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	4,464
Maximum Number of Shares Offered	477,673
Price per Share	$2.24
Pre-Money Valuation	$19,478,258.24

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the first ten days and receive an additional 5% bonus shares.

Amount-Based:

$200 | Tier 1

Priority access and support to Immergo Beyond Platform for 1 Year after Launch

$500+ | Tier 2

2% bonus shares, Immergo T-Shirt, + all perks from previous tiers

$1,000+ | Tier 3

3% bonus shares, Immergo Hoodie, + all perks from previous tiers

$2,500+ | Tier 4

5% bonus shares, mention on Immergo Website (if desired), Immergo founders club certificate, + all perks from previous tiers

$5,000+ | Tier 5

7% bonus shares, Video call with the founders, + all perks from previous tiers

$10,000+ | Tier 6

10% bonus shares, Access to Immergo Beyond Alpha Platform & VR Meetup with the Founders, + all perks from previous tiers

$20,000+ | Tier 7

15% bonus shares, Tour of the Company & A day in Santa Cruz with the Co-Founders, Go Surfing with our Co-Founder Ash in the famous Steamer's Lane, Try local foods at the famous Santa Cruz Boardwalk, Hike in the redwood forest to the beach, Crawl of popular breweries and hidden local beaches, + all perks from previous tiers

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Immergo Labs will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.24 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $224. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Header Video Transcript

Getting to physical therapy can be a real pain. In fact, over 30 million Americans can't even reach the clinic due to travel times, injuries and the busyness of life.

Telehealth can solve this, but has a huge flaw. This $49 billion outpatient physical therapy market lacks remote tools to accurately help patients.

This is where Immergo changes the game. Immergo is a virtual reality platform where patients can meet physical therapists to assess and treat their injuries, all from their home.

We're a group of PhD turned entrepreneurs, experts in biomechanics and virtual reality for healthcare. Additionally, our team brings experiences from tech powerhouses such as Meta, Google, and Disney to build this new form of telehealth.

Immergo works with any off-the-shelf virtual reality headset, so any physical therapist can use our science-based tech to accurately evaluate mobility, teach exercises, and implement a treatment plan, anywhere, anytime, and with anyone.

One of our core values is using AI for good, enhancing people's skills rather than replacing them. We help physical therapists grow revenue and automate paperwork for a small service fee on our platform. Everyone wins.

Sean Wells: Immergo incorporated feedback from over 200 physical therapists to understand what we need - including me. Their intuitive, accurate platform works with PTs, rather than aiming to replace us. Together we can help more patients.

Immergo is driven by rigorous science. Our platform was sparked from 15 peer-reviewed scientific publications and over 6 years of research with the University of California, Santa Cruz.

We proved that an opportunity existed to create a next generation telehealth platform. As a result, the National Science Foundation awarded us a quarter million dollars to translate this science into a product for profound societal impact.

Now that we have a prototype, we need your help. We plan to solidify our user experience and gain compliance approval so that we can launch our beta platform January 1st.

If you value equitable care, putting people first, and building the metaverse for good, join us and invest today!

Demo video transcript

Immergo is bringing physical therapy clinics to the metaverse for all. What if you could provide amazing physical care to your clients even though they were traveling or hundreds of miles away. Imagine meeting your patient in a 3d virtual room being able to walk around each other and see full body movements to get the metrics that you need for a thorough assessment. This is exactly what we're building. Immergo is a spin out of our academic research conducted at the university of california santa cruz and has received a national science foundation grant to build a platform for therapists. Over the past year and a half we have interviewed over 200 physical therapists across the country to understand what tools they need. Now we learned that telehealth is a great concern for many since video and phone platforms have major limitations. Limited 2d views, poor camera placement, complicated tech setups, and many other problems mentioned by therapists result in a difficult remote evaluation with limited metrics needed for documentation. This is where our immersive software shines imagine a virtual world where you can get instantaneous range of motion or force measures without ever pulling out a goniometer or handheld dynometer. This is done in an all-in-one interactive 3d environment so you can help guide your patients through the exercises and movements that they need. Immergo is also incorporating standardized physical assessments as well as evidence-based exercises to push your clients to the next level. Soon our programming will allow therapists to evaluate and treat patients with many different conditions remotely from orthopedic to sports to even neurological conditions. Our software can help pts reach their patients in the metaverse and beyond. Our goal is to help therapists incorporate meaningful technology into their clinics or even start their own virtual clinics and these hybrid solutions provide a convenience to patients. We are planning to make our platform available to everyone by the end of the year and we'll be doing a small demo here at csm and would love to get your feedback feel free to check out our website and if you'd like to learn more or stay up to date with our progress please visit Immergolabs.com thanks for listening and we hope to see you here at csn

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$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

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- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "IMMERGO LABS, INC." FILED IN THIS OFFICE ON THE FOURTH DAY OF MARCH, A.D. 2022, AT 3:01 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6655244 8100F
SR# 20220888124

Authentication: 202863113
Date: 03-09-22

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A CALIFORNIA LIMITED LIABILITY COMPANY UNDER THE NAME OF "IMMERGO LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "IMMERGO LLC" TO "IMMERGO LABS, INC.",FILED IN THIS OFFICE ON THE FOURTH DAY OF MARCH, A.D. 2022, AT 3:01 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

6655244 8100F
SR# 20220888124

Authentication: 202863113
Date: 03-09-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:01 PM 03/04/2022
FILED 03:01 PM 03/04/2022
SR 20220888124 - File Number 6655244

CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY
TO A CORPORATION
(pursuant to Section 265 of the
Delaware General Corporation Law)

1. The jurisdiction where the limited liability company was first formed, and its jurisdiction immediately prior to the filing this Certificate of Conversion, is the State of California.

2. The date on which the limited liability company was first formed is June 1, 2020 under the name Immergo LLC.

3. The name of the limited liability company immediately prior to the filing of this Certificate of Conversion is Immergo LLC.

4. The name of the Corporation as set forth in the Certificate of Incorporation is Immergo Labs, Inc.

5. Upon the filing of this Certificate of Conversion, this Certificate of Conversion to a Corporation shall be effective.

IN WITNESS WHEREOF, the undersigned, being duly authorized to sign on behalf of the converting limited liability company has executed this Certificate of Conversion on February 28 , 2022.

By: ______________________
Avi Elor
Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:01 PM 03/04/2022
FILED 03:01 PM 03/04/2022
SR 20220888124 - File Number 6655244

CERTIFICATE OF INCORPORATION OF IMMERGO LABS, INC.

FIRST: The name of the Corporation is: Immergo Labs, Inc. (the "**Corporation**").

SECOND: The address of the Corporation's registered office in the State of Delaware is c/o Vcorp Services, LLC, 1013 Centre Road, Suite 403-B, Wilmington, DE, County of New Castle, 19805. The name of its registered agent at that address is Vcorp Services, LLC.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of stock that the Corporation shall have authority to issue is 10,000,000 shares of Common Stock, $0.0001 par value per share.

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

FIFTH: The name and mailing address of the sole incorporator are as follows:

NAME	MAILING ADDRESS
Aviv Elor	341 Nobel Drive Santa Cruz, CA 95060

SIXTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

2. Election of directors need not be by written ballot.

3. The Board of Directors is expressly authorized to adopt, amend, alter or repeal the By-Laws of the Corporation.

SEVENTH: Except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the General Corporation Law of the State of Delaware is amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended.

EIGHTH: The Corporation shall provide indemnification and advancement of expenses as follows:

1. Actions, Suits and Proceedings Other than by or in the Right of the Corporation. The Corporation shall indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) (all such persons being referred to hereafter as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974), and amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Actions or Suits by or in the Right of the Corporation. The Corporation shall indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that Indemnitee is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made under this Section 2 in respect of any claim, issue or matter as to which Indemnitee shall have been adjudged to be liable to the Corporation, unless, and only to the extent, that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for such expenses (including attorneys' fees) which the Court of Chancery of Delaware or such other court shall deem proper.

2. Indemnification for Expenses of Successful Party. Notwithstanding any other provisions of this Article EIGHTH, to the extent that an Indemnitee has been successful, on the merits or otherwise, in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article EIGHTH, or in defense of any claim, issue or matter therein, or on appeal from any such action, suit or proceeding, Indemnitee shall be indemnified against all expenses (including attorneys' fees) actually and reasonably incurred by or on behalf of Indemnitee in connection therewith.

3. Notification and Defense of Claim. As a condition precedent to an Indemnitee's right to be indemnified, such Indemnitee must notify the Corporation in writing as soon as practicable of any action, suit, proceeding or investigation involving such Indemnitee for which indemnity will or could be sought. With respect to any action, suit, proceeding or investigation of which the Corporation is so notified, the Corporation will be entitled to participate therein at its own expense and/or to assume the defense thereof at its own expense, with legal counsel reasonably acceptable to Indemnitee. After notice from the Corporation to Indemnitee of its election so to assume such defense, the Corporation shall not be liable to Indemnitee for any legal or other expenses subsequently incurred by Indemnitee in connection with such action, suit, proceeding or investigation, other than as provided below in this Section 4. Indemnitee shall have the right to employ his or her own counsel in connection with such action, suit, proceeding or investigation, but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of Indemnitee unless (i) the employment of counsel by Indemnitee has been authorized by the Corporation, (ii) counsel to Indemnitee shall have reasonably concluded that there may be a conflict of interest or position on any significant issue between the Corporation and Indemnitee in the conduct of the defense of such action, suit, proceeding or investigation or (iii) the Corporation shall not in fact have employed counsel to assume the defense of such action, suit, proceeding or investigation, in each of which cases the fees and expenses of counsel for Indemnitee shall be at the expense of the Corporation, except as otherwise expressly provided by this Article EIGHTH. The Corporation shall not be entitled, without the consent of Indemnitee, to assume the defense of any claim brought by or in the right of the Corporation or as to which counsel for Indemnitee shall have reasonably made the conclusion provided for in clause (ii) above. The Corporation shall not be required to indemnify Indemnitee under this Article EIGHTH for any amounts paid in settlement of any action, suit, proceeding or investigation effected without its written consent. The Corporation shall not settle any action, suit, proceeding or investigation in any manner which would impose any penalty or limitation on Indemnitee without Indemnitee's written consent. Neither the Corporation nor Indemnitee will unreasonably withhold or delay its consent to any proposed settlement.

4. Advancement of Expenses. Subject to the provisions of Section 6 of this Article EIGHTH, in the event of any threatened or pending action, suit, proceeding or investigation of which the Corporation receives notice under this Article EIGHTH, any expenses (including attorneys' fees) incurred by or on behalf of Indemnitee in defending an action, suit, proceeding or investigation or any appeal therefrom shall be paid by the Corporation in advance of the final disposition of such matter; provided, however, that the payment of such expenses incurred by or on behalf of Indemnitee in advance of the final disposition of such matter shall be made only upon

receipt of an undertaking by or on behalf of Indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined that Indemnitee is not entitled to be indemnified by the Corporation as authorized in this Article EIGHTH; and provided further that no such advancement of expenses shall be made under this Article EIGHTH if it is determined (in the manner described in Section 6) that (i) Indemnitee did not act in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, or (ii) with respect to any criminal action or proceeding, Indemnitee had reasonable cause to believe his or her conduct was unlawful. Such undertaking shall be accepted without reference to the financial ability of Indemnitee to make such repayment.

5. Procedure for Indemnification and Advancement of Expenses. In order to obtain indemnification or advancement of expenses pursuant to Section 1, 2, 3 or 5 of this Article EIGHTH, an Indemnitee shall submit to the Corporation a written request. Any such advancement of expenses shall be made promptly, and in any event within 60 days after receipt by the Corporation of the written request of Indemnitee, unless (i) the Corporation has assumed the defense pursuant to Section 4 of this Article EIGHTH (and none of the circumstances described in Section 4 of this Article EIGHTH that would nonetheless entitle the Indemnitee to indemnification for the fees and expenses of separate counsel have occurred) or (ii) the Corporation determines within such 60-day period that Indemnitee did not meet the applicable standard of conduct set forth in Section 1, 2 or 5 of this Article EIGHTH, as the case may be. Any such indemnification, unless ordered by a court, shall be made with respect to requests under Section 1 or 2 only as authorized in the specific case upon a determination by the Corporation that the indemnification of Indemnitee is proper because Indemnitee has met the applicable standard of conduct set forth in Section 1 or 2, as the case may be. Such determination shall be made in each instance (a) by a majority vote of the directors of the Corporation consisting of persons who are not at that time parties to the action, suit or proceeding in question ("disinterested directors"), whether or not a quorum, (b) by a committee of disinterested directors designated by majority vote of disinterested directors, whether or not a quorum, (c) if there are no disinterested directors, or if the disinterested directors so direct, by independent legal counsel (who may, to the extent permitted by law, be regular legal counsel to the Corporation) in a written opinion, or (d) by the stockholders of the Corporation.

6. Remedies. Subject to Article TENTH, the right to indemnification or advancement of expenses as granted by this Article EIGHTH shall be enforceable by Indemnitee in any court of competent jurisdiction. Neither the failure of the Corporation to have made a determination prior to the commencement of such action that indemnification is proper in the circumstances because Indemnitee has met the applicable standard of conduct, nor an actual determination by the Corporation pursuant to Section 6 of this Article EIGHTH that Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that Indemnitee has not met the applicable standard of conduct. Indemnitee's expenses (including attorneys' fees) reasonably incurred in connection with successfully establishing Indemnitee's right to indemnification or advancement of expenses, in whole or in part, in any such proceeding shall also be indemnified by the Corporation to the fullest extent permitted by applicable law. Notwithstanding the foregoing, in any suit brought by Indemnitee to enforce a right to indemnification or advancement of expenses hereunder it shall be a defense that the Indemnitee has not met any applicable standard for indemnification set forth in the General Corporation Law of the State of Delaware.

7. Limitations. Notwithstanding anything to the contrary in this Article EIGHTH, except as set forth in Section 7 of this Article EIGHTH, the Corporation shall not indemnify, or advance expenses to, an Indemnitee pursuant to this Article EIGHTH in connection with a proceeding (or part thereof) initiated by such Indemnitee unless the initiation thereof was approved by the Board of Directors. Notwithstanding anything to the contrary in this Article EIGHTH, the Corporation shall not indemnify or advance expenses to an Indemnitee to the extent such Indemnitee is reimbursed from the proceeds of insurance, and in the event the Corporation makes any indemnification or advancement payments to an Indemnitee and such Indemnitee is subsequently reimbursed from the proceeds of insurance, such Indemnitee shall promptly refund such indemnification or advancement payments to the Corporation to the extent of such insurance reimbursement.

8. Subsequent Amendment. No amendment, termination or repeal of this Article EIGHTH or of the relevant provisions of the General Corporation Law of the State of Delaware or any other applicable laws shall adversely affect or diminish in any way the rights of any Indemnitee to indemnification or advancement of expenses under the provisions hereof with respect to any action, suit, proceeding or investigation arising out of or relating to any actions, transactions or facts occurring prior to the final adoption of such amendment, termination or repeal.

9. Other Rights. The indemnification and advancement of expenses provided by this Article EIGHTH shall not be deemed exclusive of any other rights to which an Indemnitee seeking indemnification or advancement of expenses may be entitled under any law (common or statutory), agreement or vote of stockholders or disinterested directors or otherwise, both as to action in Indemnitee's official capacity and as to action in any other capacity while holding office for the Corporation, and shall continue as to an Indemnitee who has ceased to be a director or officer, and shall inure to the benefit of the estate, heirs, executors and administrators of Indemnitee. Nothing contained in this Article EIGHTH shall be deemed to prohibit, and the Corporation is specifically authorized to enter into, agreements with officers and directors providing indemnification and advancement rights and procedures different from those set forth in this Article EIGHTH. In addition, the Corporation may, to the extent authorized from time to time by its Board of Directors, grant indemnification and advancement rights to other employees or agents of the Corporation or other persons serving the Corporation and such rights may be equivalent to, or greater or less than, those set forth in this Article EIGHTH.

10. Partial Indemnification. If an Indemnitee is entitled under any provision of this Article EIGHTH to indemnification by the Corporation for some or a portion of the expenses (including attorneys' fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) or amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with any action, suit, proceeding or investigation and any appeal therefrom but not, however, for the total amount thereof, the Corporation shall nevertheless indemnify Indemnitee for the portion of such expenses (including attorneys' fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) or amounts paid in settlement to which Indemnitee is entitled.

11. Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another

corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) against any expense, liability or loss incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

12. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by an amount that such person may collect as indemnification from such other corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

13. Savings Clause. If this Article EIGHTH or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Indemnitee as to any expenses (including attorneys' fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) and amounts paid in settlement in connection with any action, suit, proceeding or investigation, whether civil, criminal or administrative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article EIGHTH that shall not have been invalidated and to the fullest extent permitted by applicable law.

14. Definitions. Terms used herein and defined in Section 145(h) and Section 145(i) of the General Corporation Law of the State of Delaware shall have the respective meanings assigned to such terms in such Section 145(h) and Section 145(i).

NINTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

TENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim arising pursuant to any provision of this Certificate of Incorporation or the Bylaws of the Corporation (in each case, as they may be amended from time to time) or governed by the internal affairs doctrine.

Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article TENTH.

EXECUTED this 28th day of February, 2022.

Aviv Elor
Incorporator